U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                                 FORM 12b-25

                                              SEC File Number:0-14888
                                              CUSIP Number: 741910103

                        NOTIFICATION OF LATE FILING

                               (Check One):

(x) Form 10-KSB (  ) Form 11-K  (  )Form 20-F  ( )Form 10-Q (  ) Form N-SAR

                  For Period Ended:    December 31, 1994


     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


  If the notification relates to a portion of the filing checked above,
   identify the Item(s) to which the notification relates:         N/A


PART I -- REGISTRANT INFORMATION


  Full Name of Registrant:  Prime Capital Corporation

  Former Name if Applicable:            N/A

  Address of Principal Executive Office (Street and Number):

        10275 West Higgins Road, Suite 200
  City, State and Zip Code:

        Rosemont, Illinois  60018

PART II--RULES 12b-25 (b) AND (c)


  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

  (X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

  (X) (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (  ) (c) The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached, if applicable.
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PART III--NARRATIVE


  State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period:

  Information required to complete the Form 10-KSB is not available at this time.



PART IV--OTHER INFORMATION


  (1) Name and telephone number of person to contact in regard to this notification:

       Gerald H. Allen                                    (708)  294-6000
            (Name)                             (Area Code) (Telephone Number)

  (2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
       30 of the Investment Company Act of 1940 during the
       preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?
       If the answer is no, identify report(s).        (X) Yes  ( ) No


  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements  to be
       included in the subject report or portion thereof?   (X) Yes  ( ) No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

                         Prime Capital Corporation
               (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 1995      By:/s/ Gerald H. Allen
                             Gerald H. Allen, Senior Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                             A T T E N T I O N

 Intentional misstatements or omissions of fact constitute Federal
  Criminal Violations (See 18 U.S.C. 1001).

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                         PRIME CAPITAL CORPORATION
                         ATTACHMENT TO FORM 12b-25
                  For Period Ended:    December 31, 1994


The Company expects that it will report a net loss for the year ended December 31, 1994. The Company estimates that the net loss will be approximately ($1,990,000) or ($0.47) per share for the year ended December 31, 1994 compared to net income of of approximately $2,000,000 or $0.47 per share for the same period in 1993.


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